BRIDGES INVESTMENT FUND, INC.

AMENDMENT NO. 4
TO
BY-LAWS

1.           ARTICLE III, DIRECTORS, Section 1

Article III, Section 1 shall be amended by deleting the last sentence of Section1 and replacing it with the following sentence:

“In the event the Board of Directors determines to hold an annual meeting of stockholders pursuant to Article II, Section 2 of these By-Laws, at such annual meeting the stockholders shall elect directors to hold office until either the next annual meeting held by the Corporation, or until their successors are elected and qualified in accordance with these By-Laws and applicable law.”

2.           ARTICLE III, DIRECTORS, Section 3.

Article III, Section 3 shall be amended to read in its entirety as follows:

“Any vacancy in the Board of Directors for any cause, including by reason of an increase in the number of directors, may be filled by the majority of the remaining members of the Board of Directors, although such a majority is less than a quorum, to maximum extent permitted by applicable law, including without limitation, the Nebraska Business Corporation Act and the Investment Company Act of 1940 and the regulations of the Securities and Exchange Commission.  In the event the Board of Directors may not fill a vacancy in the Board of Directors under applicable law, a meeting of the stockholders of the Corporation shall be held promptly in accordance with applicable law for the purpose of electing directors to fill any existing vacancies in the Board of Directors.  A director elected to fill a vacancy, whether by the Board of Directors or the stockholders, shall be elected to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified in accordance with these By-Laws and applicable law.”

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This Amendment No. 4 to the By-Laws of the Fund has been  approved by the Board of Directors of the Fund at a meeting of the Board of Directors held on November 17, 2009.